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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING


[X] Form 10-K   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR
For Period Ended: August 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:     ____________________________________

     Read Attached Instruction Sheet Before Preparing Form. Please Print or
     Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

     Full Name of Registrant: Chell Group Corporation
                              --------------------------------
     Former Name if Applicable:
                               -------------------------------
     14 Meteor Drive
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     Address of Principal Executive Office (Street and Number)

     Toronto, Ontario, Canada M9W 1A4
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     City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreason-able effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be com-pleted. (Check box, if appropriate)

[X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X]     (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ]     (c)     The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

     The Form 10-K could not be filed within the prescribed time because of additional time required by Registrant's management to provide certain information to be included in such Form 10-K with respect to a recent acquisition.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Alan Fraade Esq.               212             486-2500
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     (Name)                    (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is NO, identify report(s).

                          [X] Yes               [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [X] Yes               [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            Chell Group Corporation
                            -----------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     November 27, 2002            By:  /s/ Mark Truman
                                       -----------------
                                       Mark Truman
                                       Controller and Chief Accounting Officer




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Attachment to Part IV - Other Information
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(3)     As a result of the acquisition of Logicorp Data Systems Ltd. and
Logicorp Service Group Ltd., which will be together referred to as "Logicorp" as of January 1, 2002, the Company's aggregate revenues increased from approximately eighteen million (CDN $18,000,000) dollars to approximately forty nine million (CDN $49,000,000) dollars. The Company's cost of sales increased from approximately seven million (CDN $7,000,000) dollars to approximately forty one million (CDN $41,000,000) dollars. In addition, approximately nine to ten million (CDN $9-10,000,000) dollars of interest and financing costs were incurred by the Company related to beneficial conversion features of debt. As a result, the Company's losses will substantially increase. The foregoing is subject to the Registrant's further review and revision.







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